Poema Global Holdings Corp.

101 Natoma St., 2F
San Francisco, CA 94105

January 4, 2021

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance

Office of Energy & Transportation
100 F Street, N.E.
Washington, D.C. 20549

Attention: Sherry Haywood

Re:	Poema Global Holdings Corp. Registration Statement on Form S-1 File No. 333-251466

Dear Ms. Haywood:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Poema Global Holdings Corp. (the “Company”) hereby requests acceleration of the effective date of the above referenced Registration Statement to 4:00 p.m., Eastern Time, on January 5, 2021, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Kirkland & Ellis LLP, request by telephone that such Registration Statement be declared effective.

Please contact Christian O. Nagler, of Kirkland & Ellis LLP, special counsel to the Company, at (212) 446-4660, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

/s/ Homer Sun
Homer Sun
Chief Executive Officer